SYNDICATION NET
1250 24th Street NW
Suite #300
Washington, DC 20037
P# 202-467-2788
F# 301-528-4238
http://www.hawkassociates.com/syndication/profile.htm
For New Age Systems
http://www.nasinc.com


Contact Information
Hawk Associates, Inc.
Frank N. Hawkins, Jr. or Julie Marshall
Phone: (305) 852-2383
E-mail: info@hawkassociates.com
http://www.hawkassociates.com
http://www.hawkmicrocaps.com


From the Desk of the
CEO
Brian Sorrentino;

July 21st 2005

Mr. Steven Jacobs
Accounting Branch Chief
United States
Securities and exchange Commission
Washington DC 20549
P# 202-551-3403

Mr. Jacobs,

Please find below the answers to the comments that were requested by your office on July 1st 2005.

1) We note your presentation of the development stage financial statements from inception of the development stage on January 1, 2004 though December 31, 2004. Pleas advise us of your consideration of SFAS 7 as it relates to the identification of a development stage enterprise and your presentation of development stage enterprise financial statements from inception of the development stage on January 1, 2004, as opposed to an earlier date.

Response: The Company reviewed SFAS No. 7 and determined that the Company would be best able to present the required financial information from the beginning of the 2004 fiscal year. The Company believes that it commenced development stage activities as noted by paragraph 9 of SFAS No. 7 of devoting most of its efforts to activities such as financial planning and raising capital in the beginning of 2004. From the time of the disposition of the prior operation in September 2003 to the end of 2003, the Company had very little activity and was not engaged in development stage activities.


2) With respect to your Secured Convertible Debenture issued in June 2004, please tell us how you considered EITF 98-5 in your conclusion that there was no beneficial conversion feature associated with this debenture.

Response: The Company inadvertedly noted in the footnote that there was not beneficial conversion feature associated with the debenture. Please note that the Company had calculated and recorded a 20% discount of $50,000 per the requirements of EITF 98-5. This beneficial conversion feature discount was amortized immediately to interest expense because the debenture was immediately convertible. Note that the statement of stockholders equity has a line item which indicates the beneficial conversion feature of the debenture. The Company will revise Note 11 to indicate that a beneficial conversion amount of $50,000 was calculated and recorded pursuant to the terms of EITF 98-5.

Comment 11 will now read as follows:

NOTE 11 - CONVERTIBLE DEBENTURES

     As of June 1st 2004 the company issued Secured Convertible Debentures to an unrelated party in the principal amount of $200,000, after which, the registration statement associated with the debenture was filed with the SEC. The convertible debenture accrues interest at the rate of 5% per year and is convertible at the holder's As of June 1, 2004, the Company issued a Secured Convertible Debenture to an option. At the option of the Company, the entire principal amount and all accrued interest can be either: (i) paid three years after the convertible debenture was issued, or (ii) converted into shares of the Company's common stock at a price per share that is equal to the lesser of: (i) $0.42 or (ii) an amount equal to 80% of the average of the lowest daily volume weighted average price of the common stock for the five trading days immediately preceding the conversion date. The debenture has a term of three years and is secured by all of the company's assets. As of December 31, 2004, the debenture had not been converted. As a result of the issuance of this debenture the Company recognized a beneficial conversion feature of $50,000. The entire amount of the beneficial conversion feature was recognized as an interest expense in the year ended December 31st 2004.

      On June 15, 2004, the Company entered into standby equity distribution agreement with an unrelated party. Whereby the Company may sell common stock for up to $10,000,000. Each share of common stock sold will be sold at 98% of the lowest volume weighted average price of the common stock during the five consecutive trading days immediately following the notice date.




Thank You,


------------------------------ ,
Brian Sorrentino
CEO
Syndication Net. Com Inc.